EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Three months ended June 30, 2005
Loss from continuing operations:
Loss from continuing operations before income taxes	$(10,606)
Add:
Rent expense representative of interest(1)	677
Interest expense net of capitalized interest	1,600
Amortization of debt discount and expense	239
Amortization of capitalized interest	9

Adjusted Loss	$(8,081)

Fixed Charges:
Rent expense representative of interest(1)	$677
Interest expense net of capitalized interest	1,600
Amortization of debt discount and expense	239
Capitalized interest	—

Fixed Charges	$2,516

Ratio of earnings to fixed charges	(2)

(1)	Calculated as one-third of rentals, which is considered representative of the interest factor.
(2)	Adjusted earnings were not sufficient to cover fixed charges, falling short by $10,597 for the three months ended June 30, 2005.